EXHIBIT 99.1

Brookfield Renewable Announces Record Third Quarter Results

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Nov. 08, 2024 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable Partners”, "BEP") today reported financial results for the three and nine months ended September 30, 2024.

"We had another successful quarter highlighted by agreements to monetize several assets, crystallizing strong returns and generating significant funds to deploy into future growth. We also signed numerous favorable large-scale contracts within our North American hydro portfolio during the quarter that will enable us to execute upfinancings providing additional capital to invest in the current attractive environment,” said Connor Teskey, CEO of Brookfield Renewable. “These initiatives continue to demonstrate our sustainable funding model and are enabling us to take advantage of an increasingly strong back-drop for clean power. The tailwinds for renewables continue to be driven by accelerating corporate demand, primarily from the global technology players to enable their data center and AI development. Our scale and geographically and technologically diversified business is uniquely positioned to meet this growing need in all political environments."

	For the three months ended September 30		For the nine months ended September 30
US$ millions (except per unit amounts), unaudited	2024	2023	2024	2023
Net income (loss) attributable to Unitholders	$(181)	$(64)	$(455)	$(135)
– per LP unit(1)	(0.32)	(0.14)	(0.83)	(0.34)
Funds From Operations (FFO)(2)	278	253	913	840
– per Unit(2)(3)	0.42	0.38	1.38	1.29

Brookfield Renewable reported FFO of $278 million in the quarter, or $0.42 per unit representing an 11% increase compared to the prior year, benefiting from asset development, recent acquisitions, and strong all-in pricing. After deducting non-cash depreciation and other expenses including marking-to-market on certain hedging instruments, our Net loss attributable to Unitholders for the three months ended September 30, 2024 was $181 million.

Key highlights:

  Deployed, or committed to deploy $2.3 billion of capital ($500 million net to Brookfield Renewable).
  Commissioned ~1,200 megawatts of new renewable energy capacity in the quarter and continue to advance a record ~7,000 megawatts for the year in total.
  Reached new agreements to sell assets this quarter, bringing our year-to-date proceeds from asset sales to over $2.3 billion ($1 billion net to Brookfield Renewable) and generating a ~25% IRR and a 2.5 times multiple on invested capital.
  Advanced commercial initiatives securing contracts to deliver an incremental 6,100-gigawatt hours per year of generation, including favorable contracts at our hydro facilities which are expected to result in up to $500 million of upfinancing proceeds.
  Our best-in-class balance sheet continues to get stronger with $4.6 billion of available liquidity.

Proven full-cycle value generation

We underwrite our investments on a hold to maturity basis to deliver our target 12-15% returns. However, we can often enhance these returns by monetizing mature assets to buyers with a lower cost of capital, who value the long-life, derisked, infrastructure-like cash flows of renewable power projects. Asset recycling also represents a highly accretive way to fund our business and contributes to our sustainable self-funding model.

Important to successful asset monetizations is the strength of our balance sheet, which enables us to be patient and sell assets when markets are constructive. Throughout 2024, we have seen a very robust bid for high-quality, cash-generative operating platforms, particularly those that have a growth angle. Against this market demand, we have been successful recycling capital from our existing asset base at returns significantly above our targets. While every investment is different, in each case, these results were driven by acquiring for value, improving the assets through the execution of our business plan, and monetizing opportunistically for fair value.

To date this year, we have executed transactions generating ~$2.3 billion of proceeds resulting in returns of 2.5 times our invested capital. These transactions demonstrate strong appetite for contracted, high quality operating assets and the value of having a long and accomplished track record in building, developing, and enhancing renewable power businesses.

In September, we reached an agreement to sell Saeta, which we acquired in 2018 during a period of market uncertainty that created an attractive value entry point. Following the acquisition, we executed our business plan divesting non-core assets, enhancing the operations, optimizing the capital structure, and establishing a corporate development function that was successful in creating organic growth in the business.

We agreed to sell the company, excluding the 350-megawatts of concentrated solar power assets, to a leading global renewable energy company as part of their strategic entry into the Iberian region for an equity value of $730 million ($430 million net to Brookfield Renewable). With the sale, we will generate total proceeds of 3.0 times our invested capital over a six-year hold period, crystalizing strong returns for our shareholders.

In 2017 we acquired a 25% interest in First Hydro, the leading U.K. hydro business, recognizing an opportunity to use our experience in owning and operating hydro assets for decades to implement several value generative initiatives. Upon acquisition, First Hydro completed a refurbishment that extended the life of the pumped storage facilities by over 40 years, and we enhanced the commercial strategy, resulting in record earnings. In September, we reached an agreement to sell our interest in First Hydro for $350 million ($100 million net to Brookfield Renewable) generating over 3.5 times our invested capital since acquisition, and are delivering the buyer a highly strategic asset that will continue to provide critical grid services for decades to come.

During the quarter, we also agreed to sell a 50% interest in our Shepherds Flat wind portfolio where we executed one of the largest wind repowering projects globally, increasing generation by ~25% and extending the asset’s useful life by approximately ten years. On closing we will generate almost 2.0 times our invested capital on the portion sold for $415 million (~$105 million net to Brookfield Renewable), while still retaining a 50% interest and operating the asset.

We are now one of the leading renewable energy operators and developers in India, having prudently built our regional presence since entering the market in 2017, off the back of the broader Brookfield business in the country. In November, we signed an agreement to complete our first full cycle investment in the country by selling a ~1,600-megawatt portfolio of operating and under construction wind and solar assets to a large renewable player at our target returns. The closing of this transaction is expected to occur in parts in the first quarter of 2025 and 2026 and is subject to customary closing conditions.

It continues to be both a seller’s and a buyer’s market

2024 will be our largest year for investments into growth, with over $11 billion of equity (almost $1.5 billion net to Brookfield Renewable) committed and deployed year to date, and for proceeds from asset recycling. We recognize that some may question how a market can be attractive for deployment and monetization at the same time. While every transaction has its own dynamics and there will be exceptions to any broad-based generalizations, we see a simple bifurcation in the current market—high-quality, derisked and cash-generative assets are seeing very strong bids, while large businesses with ongoing capital needs for development and construction are seeing a scarcity of capital to fund their growth pipelines.

This creates a tremendous opportunity for those equipped to deploy capital at attractive value entry points to acquire growing businesses or fund existing operations. This constructive environment also allows us to monetize more mature assets and recycle the proceeds back into accretive new investments under an attractive and high-returning self-funding model.

Recently we agreed to partner with Ørsted, a global leader in offshore wind, to acquire a 12% interest in a portfolio of ~3,500 megawatts of operating capacity in the U.K. for an enterprise value of ~$2.3 billion (~$570 million net to Brookfield Renewable).

The portfolio is secured with long-term, government backed, inflation-linked contracts for difference and approximately 90% of operating costs fixed through long-term O&M, transmission and lease contracts, and comes with no development or construction risk. We are thrilled to partner with Ørsted, a global leader in offshore wind, who will continue to own a 38% interest and operate the portfolio, which we expect to generate returns in-line with our targets.

We also announced a strategic partnership with a leading eFuels manufacturer, Infinium, to invest up to $1.1 billion ($220 million net to Brookfield Renewable). We will fund $200 million upfront for the construction of a production facility in West Texas with capacity fully-contracted to leading global airlines on a take-or-pay basis, and we will be granted the exclusive right to invest up to $850 million in future projects that meet our investment criteria. Our investment is structured to provide strong downside return protection while offering exposure to the growth of one of the world’s leading producers of sustainable aviation fuel, an ultra-low carbon intensity drop-in fuel.

Operating Results

We generated FFO of $278 million this quarter, or $0.42 per unit, up 11% from the prior year, benefiting from asset development, recent acquisitions, and strong all-in pricing. With an increasingly diversified portfolio of operating assets, limited off-taker concentration risk, and a strong contract profile, our cash flows are highly resilient. On the back of our strong results year to date, and our outlook for the remainder of the year, we continue to expect to achieve our 10%+ FFO per unit growth target for 2024.

Our hydroelectric segment delivered FFO of $96 million, benefiting from solid generation, particularly from our U.S. and Colombian fleets. We continue to see strong demand for our hydro generation and were successful executing two favorable contracts with U.S. utilities this quarter which are expected to result in upfinancing proceeds of up to $500 million, which when redeployed at our target returns, is expected to generate meaningful incremental annual FFO for the business.

With an additional 6,000 GWh of generation available for recontracting over the next five years, and an increasingly constructive pricing environment for our hydro portfolio, we have significant capacity across our fleet to execute on similar contracts that we expect to contribute additional FFO and generate a highly accretive funding source for our growth.

Our wind and solar segments generated a combined $207 million of FFO, up significantly year-over-year on our recent acquisitions. Our distributed energy, storage, and sustainable solutions segments generated a combined $115 million of FFO, with solid results from Westinghouse which has strong tailwinds to its business, and growth in our distributed generation business.

We continued to grow and advance our development pipeline which now stands at 200,000 megawatts with 65,000 megawatts at the advanced stage. We expect to commission ~7,000 megawatts this year, a record for our business, adding approximately $90 million of annual incremental FFO. We expect to deliver 8,400 megawatts in 2025 and 9,100 megawatts in 2026 as we continue to scale our development activities in-line with our growing capabilities and global footprint.

Balance Sheet & Liquidity

We have $4.6 billion of available liquidity and our sustainable funding model is working well. Our business continues to see tremendous access to capital, reflected by our proceeds from asset recycling, upfinancings, and the growth in our durable operating cash flows.

We expect to execute ~$30 billion of financings this year generating almost $700 million in upfinancing proceeds and have strong visibility to continue generating significant capital via this lever going forward.

Distribution Declaration

The next quarterly distribution in the amount of $0.355 per LP unit, is payable on December 31, 2024 to unitholders of record as at the close of business on November 29, 2024. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BEPC has declared an equivalent quarterly dividend of $0.355 per share, also payable on December 31, 2024 to shareholders of record as at the close of business on November 29, 2024. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The previously announced proposed reorganization of BEPC, which is expected to be completed in December 2024, will not impact the payment of this dividend on December 31, 2024 to BEPC shareholders of record as at the close of business on November 29, 2024. After completion of the reorganization, it is expected that quarterly dividends will be declared and paid on the new shares held by BEPC shareholders at the same time as quarterly distributions are declared and paid to unitholders.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the BEP units and BEPC shares are declared in U.S. dollars. Unitholders who are residents in the United States will receive payment in U.S. dollars and unitholders who are residents in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders who are residents in Canada who wish to receive a U.S. dollar distribution and registered unitholders who are residents in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable Partners maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of BEP units who are residents in Canada to acquire additional LP units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at www.bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at www.bep.brookfield.com.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, distributed generation and storage facilities in North America, South America, Europe and Asia. Our operating capacity totals over 35,000 megawatts and our development pipeline stands at approximately 200,000 megawatts. Our portfolio of sustainable solutions assets includes our investments in Westinghouse (a leading global nuclear services business) and a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas and materials recycling.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power and transition company of Brookfield Asset Management, a leading global alternative asset manager with over $1 trillion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR+’s website at www.sedarplus.ca. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
Managing Director – Communications	Vice President – Investor Relations
+44 (0)7398 909 278	(416)-649-8196
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s Third Quarter 2024 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on November 8, 2024 at 8:30 a.m. Eastern Time at https://edge.media-server.com/mmc/p/rj46tx5d/

Brookfield Renewable Partners L.P.
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	September 30		December 31
	2024		2023
Assets
Cash and cash equivalents		$1,266		$1,141
Trade receivables and other financial assets(5)		4,541		5,237
Equity-accounted investments		2,178		2,546
Property, plant and equipment, at fair value and Goodwill		63,371		65,949
Deferred income tax and other assets(6)		3,817		1,255
Total Assets		$75,173		$76,128

Liabilities
Corporate borrowings(7)		$4,160		$2,833
Borrowings which have recourse only to assets they finance(8)		25,307		26,869
Accounts payable and other liabilities(9)		10,976		9,273
Deferred income tax liabilities		6,777		7,174

Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$18,471		$18,863
General partnership interest in a holding subsidiary held by Brookfield	45		55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,211		2,684
BEPC exchangeable shares	2,042		2,479
Preferred equity	571		583
Perpetual subordinated notes	738		592
Preferred limited partners' equity	634		760
Limited partners' equity	3,241	27,953	3,963	29,979
Total Liabilities and Equity		$75,173		$76,128

Brookfield Renewable Partners L.P.
Consolidated Statements of Operating Results
UNAUDITED	For the three months ended September 30		For the nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2024	2023	2024	2023
Revenues	$1,470	$1,179	$4,444	$3,715
Other income	155	116	251	203
Direct operating costs(10)	(623)	(496)	(1,875)	(1,322)
Management service costs	(59)	(43)	(157)	(155)
Interest expense	(514)	(370)	(1,479)	(1,166)
Share of earnings (loss) from equity-accounted investments	(12)	—	(70)	46
Foreign exchange and financial instrument gain	186	114	422	432
Depreciation	(514)	(448)	(1,533)	(1,335)
Other	(137)	(7)	(176)	(2)
Income tax recovery (expense)
Current	38	(9)	(6)	(89)
Deferred	(29)	(12)	(18)	25
Net income (loss)	$(39)	$24	$(197)	$352
Net income attributable to preferred equity, preferred limited partners' equity, perpetual subordinated notes and non-controlling interests in operating subsidiaries	$(142)	$(88)	$(258)	$(487)
Net loss attributable to Unitholders	(181)	(64)	(455)	(135)
Basic and diluted loss per LP unit	$(0.32)	$(0.14)	$(0.83)	$(0.34)

Brookfield Renewable Partners L.P.
Consolidated Statements of Cash Flows

UNAUDITED	For the three months ended September 30		For the nine months ended September 30
(MILLIONS)	2024	2023	2024	2023
Operating activities
Net income (loss)	$(39)	$24	$(197)	$352
Adjustments for the following non-cash items:
Depreciation	514	448	1,533	1,335
Unrealized foreign exchange and financial instrument gain	(211)	(144)	(450)	(410)
Share of (earnings) loss from equity-accounted investments	12	—	70	(46)
Deferred income tax expense (recovery)	29	12	18	(25)
Other non-cash items	70	(62)	163	(48)
	375	278	1,137	1,158
Net change in working capital and other(11)	123	85	(84)	250
	498	363	1,053	1,408
Financing activities
Net corporate borrowings	289	—	586	293
Corporate credit facilities, net	(200)	—	100	—
Non-recourse borrowings, commercial paper, and related party borrowings, net	683	166	2,095	(890)
Capital contributions from participating non-controlling interests – in operating subsidiaries, net	236	371	525	1,952
Issuance of equity instruments, net and related costs	—	(12)	(37)	618
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(169)	(265)	(570)	(714)
To unitholders of Brookfield Renewable or BRELP	(267)	(250)	(798)	(739)
	572	10	1,901	520
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	(98)	—	(109)	(87)
Investment in property, plant and equipment	(918)	(604)	(2,578)	(1,660)
Disposal (purchase) of associates and other assets	64	87	16	(131)
Restricted cash and other	(58)	(13)	(68)	(28)
	(1,010)	(530)	(2,739)	(1,906)
Foreign exchange gain (loss) on cash	16	(16)	(28)	14
Cash and cash equivalents
Increase (decrease)	76	(173)	187	36
Net change in cash classified within assets held for sale	(46)	5	(62)	—
Balance, beginning of period	1,236	1,202	1,141	998
Balance, end of period	$1,266	$1,034	$1,266	$1,034

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Hydroelectric
North America	2,333	2,543	2,449	2,445	$208	$221	$116	$138	$44	$75
Brazil	862	813	1,032	1,035	48	62	33	45	28	38
Colombia	810	705	886	892	87	74	50	39	24	16
	4,005	4,061	4,367	4,372	343	357	199	222	96	129
Wind	1,751	1,277	2,072	1,575	133	102	109	123	80	95
Utility-scale solar	1,152	687	1,363	880	145	82	158	75	127	51
Distributed energy & storage	412	361	330	283	64	61	95	40	85	29
Sustainable solutions	—	—	—	—	119	21	32	10	30	9
Corporate	—	—	—	—	—	—	(7)	37	(140)	(60)
Total	7,320	6,386	8,132	7,110	$804	$623	$586	$507	$278	$253

PROPORTIONATE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the nine months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Hydroelectric
North America	8,941	9,147	9,245	9,247	$767	$830	$487	$549	$278	$347
Brazil	2,905	3,082	3,060	3,063	160	181	110	132	94	112
Colombia	2,174	2,619	2,637	2,652	238	206	126	134	53	60
	14,020	14,848	14,942	14,962	1,165	1,217	723	815	425	519
Wind	5,987	4,389	7,016	5,335	457	373	366	362	270	279
Utility-scale solar	2,981	1,830	3,469	2,290	358	280	365	251	279	168
Distributed energy & storage	1,091	969	881	767	177	190	192	138	163	107
Sustainable solutions	—	—	—	—	352	54	118	33	105	30
Corporate	—	—	—	—	—	—	26	53	(329)	(263)
Total	24,079	22,036	26,308	23,354	$2,509	$2,114	$1,790	$1,652	$913	$840

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended September 30, 2024:

(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$51	$(71)	$63	$48	$2	$(132)	$(39)
Add back or deduct the following:
Depreciation	158	215	103	34	4	—	514
Deferred income tax expense (recovery)	9	(15)	15	33	—	(13)	29
Foreign exchange and financial instrument loss (gain)	(21)	32	(60)	(127)	(23)	13	(186)
Other(12)	4	(11)	38	75	27	9	142
Management service costs	—	—	—	—	—	59	59
Interest expense	186	126	94	49	1	58	514
Current income tax expense	32	(9)	(37)	(23)	—	(1)	(38)
Amount attributable to equity accounted investments and non-controlling interests(13)	(220)	(158)	(58)	6	21	—	(409)
Adjusted EBITDA attributable to Unitholders	$199	$109	$158	$95	$32	$(7)	$586

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended September 30, 2023:

(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$25	$61	$26	$10	$(22)	$(76)	$24
Add back or deduct the following:
Depreciation	165	164	83	28	7	1	448
Deferred income tax expense (recovery)	(27)	49	(17)	4	—	3	12
Foreign exchange and financial instrument loss (gain)	(7)	(74)	(29)	(40)	18	18	(114)
Other(12)	3	19	(14)	4	13	(16)	9
Management service costs	—	—	—	—	—	43	43
Interest expense	184	64	53	32	11	26	370
Current income tax expense	8	3	(4)	—	—	2	9
Amount attributable to equity accounted investments and non-controlling interests(13)	(129)	(163)	(23)	2	(17)	36	(294)
Adjusted EBITDA attributable to Unitholders	$222	$123	$75	$40	$10	$37	$507

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) to Adjusted EBITDA for the nine months ended September 30, 2024:

(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$179	$(54)	$(16)	$37	$5	$(348)	$(197)
Add back or deduct the following:
Depreciation	478	621	327	99	8	—	1,533
Deferred income tax expense (recovery)	17	(22)	17	33	(1)	(26)	18
Foreign exchange and financial instrument loss (gain)	(62)	(115)	(55)	(134)	(63)	7	(422)
Other(12)	7	3	54	63	19	86	232
Management service costs	—	—	—	—	—	157	157
Interest expense	583	355	258	121	10	152	1,479
Current income tax expense	54	10	(35)	(21)	—	(2)	6
Amount attributable to equity accounted investments and non-controlling interests(13)	(533)	(432)	(185)	(6)	140	—	(1,016)
Adjusted EBITDA attributable to Unitholders	$723	$366	$365	$192	$118	$26	$1,790

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) to Adjusted EBITDA for the nine months ended September 30, 2023:

(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$356	$149	$17	$33	$53	$(256)	$352
Add back or deduct the following:
Depreciation	482	489	249	85	28	2	1,335
Deferred income tax expense (recovery)	(28)	58	(12)	(18)	1	(26)	(25)
Foreign exchange and financial instrument loss (gain)	(107)	(189)	(55)	(38)	(34)	(9)	(432)
Other(12)	21	38	(13)	41	—	32	119
Management service costs	—	—	—	—	—	155	155
Interest expense	560	207	185	82	31	101	1,166
Current income tax expense	67	13	7	—	—	2	89
Amount attributable to equity accounted investments and non-controlling interests(13)	(536)	(403)	(127)	(47)	(46)	52	(1,107)
Adjusted EBITDA attributable to Unitholders	$815	$362	$251	$138	$33	$53	$1,652

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations:

UNAUDITED	For the three months ended September 30		For the nine months ended September 30
(MILLIONS)	2024	2023	2024	2023
Net income	$(39)	$24	$(197)	$352
Add back or deduct the following:
Depreciation	514	448	1,533	1,335
Deferred income tax expense (recovery)	29	12	18	(25)
Foreign exchange and financial instruments gain	(186)	(114)	(422)	(432)
Other(14)	142	9	232	119
Amount attributable to equity accounted investment and non-controlling interest(15)	(182)	(126)	(251)	(509)
Funds From Operations	$278	$253	$913	$840

The following table reconciles the per Unit non-IFRS financial metrics to the most directly comparable IFRS measures. Net income per LP unit is reconciled to Funds From Operations:

	For the three months ended September 30		For the nine months ended September 30
	2024	2023	2024	2023
Net income (loss) per LP unit(1)	$(0.32)	$(0.14)	$(0.83)	$(0.34)
Adjust for the proportionate share of
Depreciation	0.39	0.38	1.16	1.14
Deferred income tax recovery and other	0.41	0.19	1.22	0.68
Foreign exchange and financial instruments (gain)	(0.06)	(0.05)	(0.17)	(0.19)
Funds From Operations per Unit(3)	$0.42	$0.38	$1.38	$1.29

BROOKFIELD RENEWABLE CORPORATION

REPORTS THIRD QUARTER RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation ("BEPC" or our "company") (NYSE, TSX: BEPC) today has declared a quarterly dividend of $0.355 per class A exchangeable subordinate voting share of BEPC (a "Share"), payable on December 31, 2024 to shareholders of record as at the close of business on November 29, 2024. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's LP units.

The BEPC exchangeable shares are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. ("BEP" or the "Partnership") (NYSE: BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and BEP's LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one BEP LP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.

	For the three months ended September 30		For the nine months ended September 30
US$ millions (except per unit amounts), unaudited	2024	2023	2024	2023
Select Financial Information
Net income (loss) attributable to the partnership	$(674)	$1,340	$(525)	$566
Funds From Operations (FFO)(2)	157	151	595	548

BEPC reported FFO of $157 million for the three months ended September 30, 2024 compared to $151 million in the prior year. After deducting non-cash depreciation, remeasurement of the BEPC exchangeable and class B shares, and other non-cash items our Net loss attributable to the partnership for the three months ended September 30, 2024 was $674 million.

Brookfield Renewable Corporation
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	September 30		December 31
	2024		2023
Assets
Cash and cash equivalents		$619		$627
Trade receivables and other financial assets(5)		2,567		2,972
Equity-accounted investments		631		644
Property, plant and equipment, at fair value and Goodwill		37,412		44,892
Deferred income tax and other assets(6)		1,646		286
Total Assets		$42,875		$49,421

Liabilities
Borrowings which have recourse only to assets they finance(8)		$13,772		$16,072
Accounts payable and other liabilities(9)		4,416		5,680
Deferred income tax liabilities		5,439		5,819

BEPC exchangeable and class B shares		5,062		4,721

Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$9,081		$11,070
Participating non-controlling interests – in a holding subsidiary held by the partnership	229		272
The partnership	4,876	14,186	5,787	17,129
Total Liabilities and Equity		$42,875		$49,421

Brookfield Renewable Corporation
Consolidated Statements of Income (Loss)

UNAUDITED (MILLIONS)	For the three months ended September 30		For the nine months ended September 30
	2024	2023	2024	2023

Revenues	$1,041	$934	$3,155	$2,901
Other income	29	95	96	147
Direct operating costs(10)	(407)	(388)	(1,310)	(1,000)
Management service costs	(28)	(26)	(71)	(94)
Interest expense	(328)	(308)	(1,032)	(929)
Share of loss from equity-accounted investments	—	(7)	(22)	(7)
Foreign exchange and financial instrument gain (loss)	12	21	78	129
Depreciation	(313)	(320)	(970)	(953)
Other	(31)	3	(29)	14
Remeasurement of BEPC exchangeable and class B shares	(612)	1,393	(341)	710
Income tax (expense) recovery
Current	(34)	(7)	(63)	(79)
Deferred	7	(20)	(3)	(29)
Net income (loss)	$(664)	$1,370	$(512)	$810
Net income (loss) attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$10	$29	$12	$240
Participating non-controlling interests – in a holding subsidiary held by the partnership	—	1	1	4
The partnership	(674)	1,340	(525)	566
	$(664)	$1,370	$(512)	$810

Brookfield Renewable Corporation
Consolidated Statements of Cash Flows

UNAUDITED (MILLIONS)	For the three months ended September 30		For the nine months ended September 30
	2024	2023	2024	2023
Operating activities
Net income (loss)	$(664)	$1,370	$(512)	$810
Adjustments for the following non-cash items:
Depreciation	313	320	970	953
Unrealized foreign exchange and financial instruments (gain) loss	(39)	(27)	(105)	(119)
Share of loss from equity-accounted investments	—	7	22	7
Deferred income tax expense	(7)	20	3	29
Other non-cash items	53	(56)	99	(27)
Remeasurement of exchangeable and class B shares	612	(1,393)	341	(710)
	268	241	818	943
Net change in working capital and other(11)	40	47	(113)	189
	308	288	705	1,132
Financing activities
Non-recourse borrowings and related party borrowings, net	(160)	(196)	70	(822)
Capital contributions from participating non-controlling interests	95	32	220	135
Return of capital to participating non-controlling interests	(44)	(30)	(80)	(30)
Issuance of exchangeable shares, net	—	—	—	251
Distributions paid and return of capital:
To participating non-controlling interests	(57)	(116)	(321)	(437)
	(166)	(310)	(111)	(903)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	—	—	—	(81)
Investment in equity-accounted investments	—	(4)	—	(7)
Investment in property, plant and equipment	(162)	(185)	(638)	(505)
Disposal of subsidiaries, associates and other securities, net	86	137	164	243
Restricted cash and other	(42)	(1)	(66)	(25)
	(118)	(53)	(540)	(375)
Foreign exchange gain (loss) on cash	8	(10)	(31)	17
Cash and cash equivalents
Decrease	32	(85)	23	(129)
Net change in cash classified within assets held for sale	(27)	3	(31)	—
Balance, beginning of period	614	595	627	642
Balance, end of period	619	513	$619	$513

RECONCILIATION OF NON-IFRS MEASURES

The following table reconciles Net income (loss) to Funds From Operations:

	For the three months ended September 30		For the nine months ended September 30
UNAUDITED (MILLIONS)	2024	2023	2024	2023

Net income (loss)	$(664)	$1,370	$(512)	$810
Add back or deduct the following:
Depreciation	313	320	970	953
Foreign exchange and financial instruments loss (gain)	(12)	(21)	(78)	(129)
Deferred income tax expense	(7)	20	3	29
Other(14)	32	(11)	(113)	67
Dividends on BEPC exchangeable shares(16)	64	61	193	180
Remeasurement of BEPC exchangeable and BEPC class B shares	612	(1,393)	341	(710)
Amount attributable to equity accounted investments and non-controlling interests(17)	(181)	(195)	(209)	(652)
Funds From Operations	$157	$151	$595	$548

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this letter to unitholders include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio (including our ability to recontract certain asset), technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, future energy prices and demand for electricity, global decarbonization targets, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this letter to unitholders. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this letter to unitholders include (without limitation) our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and in the Form 20-F of BEPC and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this letter to unitholders and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this letter to unitholders. This letter to unitholders is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to FFO and FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO and FFO per Unit used by other entities. We believe that FFO and FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of FFO and FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures – Three Months Ended September 30” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our unaudited Q3 2024 interim report. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Quarter Ended September 30" included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our unaudited Q3 2024 interim report.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

Endnotes

(1) For the three and nine months ended September 30, 2024, average LP units totaled 285.1 million and 285.7 million, respectively (2023: 288.8 million and 280.6 million, respectively).

(2) Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(3) Average Units outstanding for the three and nine months ended September 30, 2024 were 663.2 million and 663.8 million, respectively (2023: 666.9 million and 654.2 million, respectively), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and general partner interest. The actual Units outstanding as at September 30, 2024 were 663.2 million (2023: 666.6 million).

(4) Normalized FFO assumes long-term average generation in all segments and uses 2023 foreign currency rates. For the three and nine months ended September 30, 2024, the change related to long-term average generation totaled $39 million and $117 million, respectively (2023: $30 million and $79 million, respectively) and the change related to foreign currency totaled $4 million and $3 million, respectively.

(5) Balance includes restricted cash, trades receivables and other current assets, financial instrument assets, and due from related parties.

(6) Balance includes goodwill, deferred income tax assets, assets held for sale, intangible assets, and other long-term assets.

(7) Balance includes current and non-current portion of corporate borrowings.

(8) Balance includes current and non-current portion of non-recourse borrowings on the consolidated statement of financial position.

(9) Balance includes accounts payable and accrued liabilities, financial instrument liabilities, due to related parties, provisions, liabilities directly associated with assets held for sale and other long-term liabilities.

(10) Direct operating costs exclude depreciation expense disclosed below.

(11) Balance includes change in working capital, dividends received from equity accounted investments and changes due to or from related parties.

(12) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, transferable tax credits and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.

(13) Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(14) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, and transferable tax credits and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(15) Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(16) Balance is included within interest expense on the consolidated statements of income (loss).

(17) Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

(18) Any references to capital refer to Brookfield's cash deployed, excluding any debt financing.

(19) Available liquidity of over $4.6 billion refers to "Part 5 - Liquidity and Capital Resources" in the Management Discussion and Analysis in the Q3 2024 Interim Report.

(20) 12-15% target returns are calculated as annualized cash return on investment.